Filed Pursuant to Rule 424(b)(5)
Registration Number 333-137526
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)
318 SHARES
WASTE MANAGEMENT, INC.
COMMON STOCK
     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On October 16, 2008, the last reported sale price of the common stock on the New York Stock Exchange was $29.89 per share.
     We are issuing the shares pursuant to the November 2001 settlement agreement relating to the class action lawsuit brought against us arising from events related to our earnings announcements in July and August 1999. This share issuance is pursuant to a court order authorizing a second distribution of the remaining balance of the settlement fund established in 2001. Under the agreement, certain members of the class were required to receive shares of our common stock in lieu of cash they would otherwise receive under the settlement agreement. The number of shares we are issuing is based on the aggregate amount of cash otherwise payable under the settlement agreement to these class members divided by a trailing average closing price of our common stock for thirty days prior to issuance. We will not receive any proceeds from the issuance of the shares.
     Investing in the common stock involves risks that are described in the “Risk Factors” section of our periodic reports and incorporated in the prospectus dated September 22, 2006 by reference to the those reports.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     We expect to deliver the shares against payment therefor in Houston, Texas on or about October 17, 2008.
Prospectus Supplement dated October 17, 2008